[MF Global Ltd. Letterhead]

December 4, 2009

By Facsimile and EDGAR

Mr. Tom Kluck

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Withdrawal Request of Registration Statement on Form F-1
(File Nos. 333-144079 and 333-144079-01)

Dear Mr. Kluck:

On behalf of MF Global Ltd. (the “Company”) and MF Global Finance North America Inc. (the “Finance Sub” and, together with the Company, the “Registrants”), each of the undersigned hereby respectfully requests that the Registrants’ Registration Statement on Form F-1 (File Nos. 333-144079 and 333-144079-01), filed on June 27, 2007, as amended on July 18, 2007, November 29, 2007, February 1, 2008 and February 5, 2008, including exhibits (the “Registration Statement”), be withdrawn from registration with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”).

The Registrants request withdrawal of the Registration Statement because the transaction contemplated thereby was never initiated and, therefore, the need for registration of securities under the Registration Statement is no longer necessary. To this end, each of the undersigned represents that (i) this withdrawal request is consistent with the public interest and protection of investors as required by Rule 477(a) of the Act and (ii) in accordance with Rule 477(c) of the Act, there has been no issuance, distribution or sale of the securities registered under cover of the Registration Statement. The Registrants also request that, in accordance with Rule 457(p) of the Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement(s).

The Registrants understand that, pursuant to Rule 477(b) of the Act, this application for withdrawal will be deemed granted at the time filed with the Commission unless, within 15 calendar days after the filing, the Commission notifies the Registrants that the application for withdrawal has not been granted.

Your assistance in this matter is greatly appreciated. If you have any questions or requests, please direct them to either of the undersigned at 717 Fifth Avenue, New York, NY, 10022, with a copy to Catherine M. Clarkin of Sullivan & Cromwell LLP, 125 Broad Street, New York, NY, 10004.

Respectfully Submitted,

MF Global Ltd.

By:	/s/ Laurie R. Ferber
Name:	Laurie R. Ferber
Title:	General Counsel

MF Global Finance North America Inc.

By:	/s/ Henri R. Steenkamp
Name:	Henri R. Steenkamp
Title:	Chief Financial Officer

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